EXHIBIT 99.2


MICRONIC LASER SYSTEMS AND ASML ANNOUNCE INTENDED JOINT VENTURE FOR OPTICAL MASKLESS LITHOGRAPHY

TABY, Sweden and VELDHOVEN, the Netherlands, July 18, 2003 - Micronic Laser Systems AB (Micronic) and ASML Holding NV (ASML) today announced that the two companies have signed a memorandum of understanding to form a joint venture company (JVC) that will focus on the optical maskless lithography market for semiconductor manufacturing.

The goal of the JVC will be to develop an optical maskless lithography system by combining the semiconductor lithography technology of ASML with the mask pattern generator technology of Micronic based on its Spatial Light Modulator.

Maskless lithography is one of the possible solutions to manage escalating mask cost, which is becoming a dominant factor in bringing new semiconductor designs to market for advanced technology nodes. Designs produced in small quantities, designs with many changes or designs that require a fast time-to-market will particularly benefit from this technology.

The main advantage of optical maskless lithography over other maskless efforts is its compatibility with conventional volume lithography processes, allowing for a smooth process integration in existing semiconductor manufacturing facilities and an easy transfer to mask-based volume production.

About Micronic Laser Systems

Micronic Laser Systems is a Swedish high-tech company engaged in the development, manufacture and marketing of a series of extremely accurate laser pattern generators for the production of photomasks. The technology involved is known as microlithography. Micronic's systems are used by the world's leading electronics companies in the manufacture of television and computer displays, semiconductor circuits and semiconductor packaging components. Micronic is located in Taby, north of Stockholm and at present has subsidiaries in the United States, Japan and Taiwan. Micronic maintains a web site at: www.micronic.se.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.

Micronic Contacts:

Investor Relations - Carl-Johan Blomberg +46.8.638.5200
Media Relations - Dylan McGrath, The Loomis Group +1.415.882.9494

ASML Media Contacts:

Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

ASML Investor Relations Contacts:

Doug Marsh - U.S. Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the
Netherlands